

Mail Stop 3561

August 24, 2017

Jim Reynolds
Chief Financial Officer
Exela Technologies, Inc.
2701 E. Grauwyler Rd.
Irving, TX 75061

>   **Re: Exela Technologies, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed July 27, 2017**
>   **File No. 333-219494**

Dear Mr. Reynolds:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Given the relative size of the offering to your outstanding shares held by non-affiliates, the relationship of certain of the selling shareholders to you, the circumstances under which the selling shareholders received the shares, and the amount of time that the selling shareholders have held the shares, it appears that the resale of securities is by or on behalf of the issuer. Therefore, please revise to identify each selling shareholder as an underwriter and make conforming changes throughout your registration statement. Alternatively, please provide us with a detailed legal analysis as to why the offering by the selling shareholders should properly be regarded as a secondary offering. In this regard, we note, in particular, the nature of your relationship with Ex-Sigma 2 LLC and the substantial number of shares being sold by each of Ex-Sigma 2 LLC and Novitex Parent, L.P. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations 212.15, 612.12 and 612.09.

Exhibit Index

2. We note your disclosure that you will file the legal opinion of Wilkie Farr & Gallagher LLP "if necessary, after effectiveness of this registration statement." Please file counsel's signed legality opinion as an exhibit to the registration statement before it becomes effective. For guidance, refer to Staff Legal Bulletin No. 19, Section II.A.2.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Katherine Bagley, Staff Attorney, at 202-551-2545, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products